FOR:   International Speedway Corporation

APPROVED BY:   Wes Harris, Director of Investor Relations

(904) 947-6465

CONTACT:   Betsy Brod/Karen Pagonis

Media:Michael McMullan/Jennifer Kirksey

Morgen-Walke Associates, Inc.

(212) 850-5600

FOR IMMEDIATE RELEASE

INTERNATIONAL SPEEDWAY CORPORATION CLARIFIES THIRD QUARTER 2000 EARNINGS GUIDANCE

  DAYTONA BEACH, FLORIDA – July 11, 2000 – International Speedway Corporation (“ISC”) (Nasdaq/NM: ISCA; OTC Bulletin Board: ISCB) earlier today announced its second quarter results and also gave guidance on its projected third quarter 2000 earnings.  The Company’s projected third quarter diluted earnings per share could be lower by $0.02 to $0.03 primarily as a result of lower than expected attendance-related revenue for the NASCAR Winston Cup Series Pepsi 400 at Daytona.  To clarify the guidance given, the potential decrease in earnings per share relates to the current analyst consensus estimate of $0.27 for the third quarter of 2000 and not to the Company’s actual 1999 third quarter diluted earnings per share of $0.20.

  International Speedway Corporation is a leading promoter of motorsports activities in the United States, currently promoting more than 100 events annually.  The Company owns and/or operates 11 major motorsports facilities, including Daytona International Speedway in Florida (home of the Daytona 500); Talladega Superspeedway in Alabama; Michigan Speedway located outside Detroit, Michigan; California Speedway near Los Angeles, California; Homestead-Miami Speedway in Florida; Phoenix International Raceway in Arizona; Richmond International Raceway in Virginia; Darlington Raceway in South Carolina; North Carolina Speedway in Rockingham, North Carolina; Watkins Glen International in New York, and Nazareth Speedway in Pennsylvania.  In addition, the Company is developing a superspeedway in Kansas City, Kansas.  Other track interests include the operation of Tucson (Arizona) Raceway Park and an indirect 37.5% interest in Raceway Associates, LLC, which owns the Route 66 Raceway and is developing a superspeedway in the Chicago area. The Company also owns and operates MRN Radio, the nation’s largest independent sports radio network; DAYTONA USA, the “Ultimate Motorsports Attraction” in Daytona Beach, Florida, the official attraction of NASCAR; Americrown Service Corporation, a provider of catering services, food and beverage concessions, and merchandise sales, and Motorsports International, a producer and marketer of motorsports-related merchandise.  For more information, visit the Company’s Web site at www.iscmotorsports.com.

Statements made in this release that state the Company’s or management’s beliefs or expectations and which are not historical facts or which apply prospectively are forward-looking statements.  It is important to note that the Company’s actual results could differ materially from those contained in or implied by such forward looking statements.  Additional information concerning factors that could cause actual results to differ materially from those in the forward looking statements is contained from time to time in the Company’s SEC filings including but not limited to the 10-K and subsequent 10-Q’s.  Copies of those filings are available from the Company and the SEC.
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